EXHIBIT 27

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 9/2/26 to 9/18/26, the date of the event which required filing of this Schedule 13D/A. All trades were effected in the open market.

Trade Date	Buy/Sell	Shares	Price
9/1/2026	Sell	79,453	15.27
9/2/2026	Sell	53,758	15.28
9/3/2026	Sell	209,500	15.27
9/4/2026	Sell	62,439	15.29
9/8/2026	Sell	167,151	15.29
9/9/2026	Sell	102,824	15.15
9/10/2026	Sell	111,062	15.07
9/11/2026	Sell	41,280	14.83
9/14/2026	Sell	26,644	14.59
9/16/2026	Sell	100,836	13.81
9/17/2026	Sell	21,095	14.36
9/18/2026	Sell	28,977	14.38